[Fenwick & West LLP Letterhead]

March 15, 2005

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Mail Stop 03-06
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Eduardo Aleman Division of Corporate Finance
Re:	DexCom, Inc. Form S-1 filed February 1, 2005 Registration No. 333-122454

Dear Mr. Aleman:

        On behalf of DexCom, Inc. ("DexCom" or the "Company"), we are responding to the comments of the Staff (the "Staff") of the Securities and Exchange Commission contained in the Staff's letter dated March 10, 2005 (the "Letter"). Please be advised that DexCom has filed Pre-Effective Amendment No. 3 (the "Amendment") to the above referenced registration statement on Form S-1 (the "Registration Statement") contemporaneously with this response letter which, among other things, reflects, where applicable, its responses to the Staff's comments.

        The numbered paragraphs below correspond to the numbered comments in the Letter; your comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier a copy of the Amendment in paper format, which is marked to show changes from pre-effective Amendment No. 2 to the Registration Statement ("Amendment No. 2"). In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update other disclosure, including adding disclosure regarding the Company's adoption, since Amendment No. 2, of a shareholder rights plan to become effective upon the consummation of this offering.

Amendment No. 2 to Form S-1

Summary—Page 1

1.
We note your response to comment 3 indicates that the company believes that the endpoints designed for the trial of the short-term sensor were achieved. Please clarify supplementally how the selected endpoints were determined. Explain how achieving the endpoints in the clinical trial supports the company's belief that the clinical trial will support a premarket approval application. For example, are the efficacy endpoints based on past FDA-approved product results?

        The Company supplementally advises the Staff that, as disclosed in the first paragraph under "Clinical Development Program" on page 51 of the Amendment, there are no clearly established guidelines or universally accepted measures for evaluating the performance of continuous glucose monitoring products. As a result, analyses of continuous glucose monitoring products have generally used traditional single-point accuracy measures that were derived from the field of analytical chemistry to evaluate conventional single-point finger stick devices. The selected endpoints from the Approval Support Trial (and other trials) for the Company's short-term continuous glucose monitoring system were based on such traditional measures, as well as endpoints used in clinical trials that supported a previous premarket approval by the FDA of another continuous glucose monitoring product. The Company notes that, as disclosed in the Amendment in the first paragraph on page 60, it is in the process of preparing its premarket approval application for the short-term system and is currently planning to use the results of the Approval Support Trial to support the application when it is filed. The Company also notes that it has disclosed in the Registration Statement, under "Clinical

Development Program" and elsewhere, that the clinical trials, even if they meet their endpoints, may not actually result in any approval from the FDA.

2.
We note your response to comment 4. Please revise to clarify how much longer after obtaining approval it will be before the company begins to market its product commercially.

        The Company has expanded the disclosure further in the "Summary" in response to the Staff's comment. Please see the third paragraph on page 1 of the Amendment.

3.
We note from the articles that you furnished supplementally that a relatively small percentage of individuals with diabetes (approximately 14.6%) perform glucose self-monitoring one or more times a day. Expand the disclosure in the summary under "Market Opportunity" and/or "Importance of Glucose Monitoring" and in the Business section to disclose and quantify this point. Revise the disclosure to explain that the potential market for your products would be considerably smaller than the figures given for the total number of individuals with diabetes. We also note your disclosure on page 4 that "patients may be unwilling to insert or implant a sensor in their body, especially if their current diabetes management involves no more than two finger sticks per day." Expand to disclose the percentage of diabetes patients whose diabetes management involves more than two finger sticks per day, if known, or clarify to explain that testing more than twice per day is uncommon, as noted in the supplemental materials. Refer to "Frequency of Blood Glucose Monitoring in Relation to Glycemic Control in Patients with Type 2 Diabetes" at page 980.

        The Company has revised the disclosure in the "Summary" and "Business" sections of the Amendment in response to the Staff's comment regarding the potential market-size for its products. Please see the second paragraph on page 2 in the "Summary" section of the Amendment, the second paragraph on page 42 in the "Business" section of the Amendment, and the first full paragraph on page 44 in the "Business" section of the Amendment. In addition, the Company has revised the disclosure in the final paragraph on page 4 in the "Summary" section of the Amendment to explain that testing more than twice per day is uncommon among diabetes patients.

4.
We note your response to comment 7 and revised disclosure. Please expand the disclosure on page 3 of the Summary to briefly compare your product with the products described under the caption "Competition" on page 60. For example, address the fact that at least one of the continuous glucose monitors that has received FDA approval employs non-invasive technology.

        The Company has revised the disclosure in the "Summary" in response to the Staff's comment. Please see the first full paragraph on page 3 of the Amendment.

  The DexCom Solution—Page 3

5.
In the fourth bullet, clarify that your first generation short-term sensor will not eliminate the need for finger sticks. We note your response to comment 21 and do not believe that saying in a subsequent paragraph that your systems "may not be approved as replacement devices for single-point finger stick devices" clearly conveys the point that your product, at least initially, will not eliminate the need for finger sticks, which the bullet paragraph implies.

        The Company has revised the disclosure in the "Summary" in response to the Staff's comment. Please see the fourth bullet under "The DexCom Solution" on page 4 of the Amendment.

Risk Factors—Page 7

  Concentration of ownership among our existing directors... -Page 24

6.
We note your response to comment 15. Please expand your disclosure to illustrate this risk through examples of proposals and actions these holders may support that would not be in the interests of unaffiliated shareholders.

        The Company has expanded the disclosure in response to the Staff's comment. Please see the first full paragraph on page 25 of the Amendment.

7.
We note your response to comment 30. The spirit of Item 404 is to fully inform potential investors regarding related party transactions in connection with the formation of the registrant. We believe this would include, for example, the equity issuances to founders and for technology that occurred in May, 1999, particularly if those who received the securities are still employed by the registrant. Please revise.

        The Company has revised the disclosure in response to the Staff's comment. Please see page 89 of the Amendment.

Report of Independent Registered Public Accounting Firm—Page F-1

  Financial Statements

8.
We refer to your response to prior comment 36. We believe that the audit report should include the additional language from AU Section 9508.18. We also understand that Ernst & Young's national office has consulted with the Office of the Chief Accountant of the Division of Corporation Finance with respect to this matter. Please revise.

        Ernst & Young has updated the report with the language discussed between Carol Stacie, Director of the Division of Corporation Finance and Ken Marceron, Ernst & Young, LLP National Office Partner.

        Please feel free to contact the undersigned should you have any questions or comments at (650) 335-7292 or, in my absence, to Nicholas Khadder at (415) 875-2463.

Sincerely,
/s/ Robert A. Freedman
Robert A. Freedman
cc:	Andrew Rasdal Steven Kemper Rakesh Mehta Daniel Kleeburg Charles Ruck, Esq. Shayne Kennedy, Esq. Gordon Davidson, Esq. Nicholas Khadder, Esq.